    As Filed with the Securities and Exchange Commission on October 29, 1999



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                          CENTRACK INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

              STATE OF DELAWARE                         11-3342926
       -------------------------------        ---------------------------------
       (State or Other Jurisdiction of        (IRS Employer Identification No.)
       Incorporation or Organization)


    21045 COMMERCIAL TRAIL, BOCA RATON, FLORIDA                33486
    -------------------------------------------       -------------------------
     (Address of Principal Executive Offices)                (Zip Code)



                                 (561) 362-9444
                          ---------------------------
                          (Issuer's Telephone Number)

                                   COPIES TO:

                            STEVEN J. SERLING, ESQ.
                 GUNSTER, YOAKLEY, VALDES-FAULI & STEWART, P.A.
                    777 SOUTH FLAGLER DRIVE, SUITE 500-EAST
                         WEST PALM BEACH, FLORIDA 33301
                                 (561) 650-0577
                            FACSIMILE (561) 655-5677

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on Which
to be so Registered                              Each Class is to be Registered
-------------------                              ------------------------------
    None.



Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                                (Title of Class)


                    ----------------------------------------
                                (Title of Class)

                               TABLE OF CONTENTS



                                                                                                      Page No.
                                                                                                      --------

                                     PART I

Item 1.     Description of Business...........................................................          1
Item 2.     Plan of Operation.................................................................          7
Item 3.     Description of Property...........................................................          7
Item 4.     Security Ownership of Certain Beneficial Owners and Management....................          7
Item 5.     Directors, Executive Officers, Promoters and Control Persons......................          8
Item 6.     Executive Compensation............................................................          9
Item 7.     Certain Relationships and Related Transactions....................................         10
Item 8.     Description of Securities.........................................................         11

                                     PART II

Item 1.     Market Price and Dividends on the Registrant's Common Equity and
              Other Shareholder Matters.........................................................       12
Item 2.     Legal Proceedings...................................................................       12
Item 3.     Changes in and Disagreements With Accountants.......................................       12
Item 4.     Recent Sales of Unregistered Securities.............................................       12
Item 5.     Indemnification of Directors and Officers...........................................       13

                                     PART F/S

                     The information required by this Part F/S is
            included in the Audited and Consolidated Financial Statements set forth on pages F-1 through F-13 hereof.

                                     PART III

Item 1.     Index to Exhibits ....................................................................     14
Item 2.     Description of Exhibits...............................................................     14


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Centrack International, Inc. is an Internet based advertising and information services company specializing in the heavy equipment industry. The use of the terms "Centrack," "we," "our," the "Company" and similar terms, means "Centrack International, Inc." The Company provides online Internet classified advertising listings for the sale of used heavy equipment and online Internet advertising for vendors who provide appraisal, consulting, financing and other services to the heavy equipment industry. Our Web site, WWW.CENTRACK.COM, has been fully operational since June, 1999. Additionally, we are developing technology to facilitate online auctions to be conducted by us for business-to-business purchases of heavy equipment. We presently employ approximately 25 full-time employees and utilize independent consultants.

Our History and Structure. Centrack was incorporated in Delaware in 1996. The Company's principal executive offices are located at 21045 Commercial Trail, Boca Raton, Florida 33486. The telephone number is (561) 362-9444. Our Web sites are located at WWW.CENTRACK.COM and WWW.CENTRACKAUCTIONS.COM. Information contained on these Web sites is not part of this Registration Statement. We are in the development stage. From April 1996 through June 1999, we developed our equipment listings' Web site and arranged strategic alliances with regard to used equipment listings and related vendor advertising.

In April, 1999, we recapitalized by merging with Hudson Valley Industries, Inc., an OTC Bulletin Board publicly traded company with no substantial assets or liabilities. The previously outstanding shares and warrants of Centrack were exchanged for 16,809,151 shares of common stock and warrants to purchase 2,098,999 shares; the previously outstanding 5,702,580 shares of Hudson Valley Industries, Inc. remain outstanding. Hudson Valley Industries, Inc., the surviving corporation in the merger, changed its name to Centrack International, Inc.

Industry Background. Loaders, crawler tractors, excavators, off-road trucks, motor graders, asphalt equipment, concrete equipment, backhoes, forklifts, and cranes, together with a multitude of other heavy equipment, are important components of every major industrial, construction, mining, forestation and transportation project. It is common for this equipment to change owners several times during its lifetime. Our goal is to serve as an efficient low-cost intermediary for buyers and sellers of heavy equipment.

The Internet offers the opportunity to create a global marketplace for used equipment sales. This trading has traditionally been conducted through printed classified advertisements and dealers. A centralized Internet-based business-to-business commerce site can overcome the inefficiencies associated with traditional trading methods. Through an Internet listing service, buyers can access a significantly broader range of goods to purchase, and sellers have the opportunity to offer their goods for sale more efficiently and to a broader base of buyers.

Equipment Listings. The WWW.CENTRACK.COM Web site permits sellers to list items for sale, buyers to locate items of interest, and all users to browse through listed items in a topically arranged service that is available 24 hours a day, 7 days a week. Our site has been designed to allow equipment sellers to enter listings directly into the system. They maintain these listings by following easy to use templates provided on-line during the equipment listing process. The equipment is sorted into more than 75 categories and subcategories.

Visitors can browse our Web site, WWW.CENTRACK.COM, without charge. Many listings include photographs of the equipment provided by the sellers. Potential buyers can search the equipment listing by manufacturer, model, year or range of years, price or price range, and serial number. All search functions are presented in a user-friendly, menu-driven format to provide the buyer with the most efficient means to find the desired equipment. Through the centrack.com Web site, potential buyers are also provided access to a broad range of complementary services, such as leasing, financing, transportation, insurance, and appraisal.


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


Our site includes an e-mail notification system, which will notify sellers of active buyers' specific requirements which are not satisfied by current listings. The system will also notify the prospective buyer of any new classified listings which meet their search requirements.

As of July 31, 1999 our Web site had approximately 17,000 listings representing approximately $1.2 billion in asking price of used heavy construction equipment for sale. Approximately 85% of our current listings originate with Contractors Hot Line magazine, the leading industry trade journal. The magazine has the right to share listings that originate elsewhere and receives advertising space on our site in exchange for advertising space in Contractors Hot Line magazine. Under our agreement with Contractors Hot Line, we do not charge for listings for the first month. This strategy has provided our Web site with a substantial number of listings and has supported our goal of providing an alternative means of buying and selling used heavy equipment. As a result of this strategy, we have had only nominal revenues. It is our intention to invoice those who list equipment on our site for subsequent months.

We have agreed to grant options to Contractor's Hot Line to purchase our shares in an amount and on terms to be mutually agreed.

Amigas Venture Group, which manages the Americas Information Gateway System ("AMIGAS"), has linked its Web site with ours. AMIGAS is an Internet-based trade promotion and electronic commerce portal designed to facilitate trade with Latin and South America by coordinating interaction between buyers and sellers. We have also agreed to establish a joint customer referral and marketing distribution plan.

Our site currently receives from 4,000-6,000 user sessions per week. We believe that most listings of equipment on our site are by construction industry equipment dealers, and that visitors to our site include construction equipment brokers, dealers, contractors, leasing companies and financing companies.

By using our software system, users can post, modify, delete and pay for listings from their computers.

We expect our sources of revenue will consist of:

o  equipment listing charges

o advertising by industry suppliers, such as finance, manufacturing, and insurance companies and appraisers

Our initial marketing program will be to create awareness of our site. We will use direct mail, trade publications, banner ads on other Web sites, telephone solicitations, joint Web sites, and trade shows.

Auction Site under Development. The Company is developing a Web site to conduct auctions of used heavy equipment (WWW.CENTRACKAUCTIONS.COM). This site will facilitate the sale of heavy equipment via an auction environment where equipment will be provided for sale by approved sellers. Pre-qualified buyers will bid to acquire the equipment. Initially, we are seeking up to 100 pieces of quality equipment with an expected aggregate auction value of approximately $5 to $6 million in order to have sufficient volume for the auction event. A transaction fee will be charged to the seller based on a percentage of the sale price of the item sold at the auction. Buyers will not be charged to make a bid or a purchase.

The Company will seek to generate advertising revenue on the auction site, focusing on those vendors providing services to the heavy equipment industry which may be required to complete the sale. Examples of these complementary services include appraisal, equipment financing, transportation, insurance, and freight forwarding.

The interactive format of our auction Web site has been designed to meet necessary industry specific needs of the heavy equipment buyer and seller. On the auction site customers can review a list of equipment categories, upcoming equipment lots, and the closing dates and times for each lot. One lot consists of one piece of equipment. The equipment is identified, for auction purposes, by its lot number. Customers are able to select specific items of interest and view in-depth details of ownership, location, condition, serial numbers, attachments, accessories, inspection reports and photographs of the equipment. The equipment is displayed online approximately three weeks prior to the closing of the auction bidding on the individual lot. As in traditional heavy equipment auctions, our auction is held as an event, where many pieces of equipment are advertised on display and available for inspection approximately three weeks prior to the event date. Bidding closes for each lot successively in five-minute intervals over a one or two-day period.

To participate in the auction, a business representative or individual must first register and be pre-qualified. The bidder must pass our credit screening to receive a bidder password and identification number. Once approved, a customer may actively bid as the auction is taking place, or by an electronic bid agent. The lot will open for bidding approximately three to five business days prior to its closing time. Auction and bid tracking features are provided to aid the customer in managing the bidding process. Once a customer bids on a lot, the bidder list is instantly updated to reflect the bid and the customer's new position amongst the bidders. At the customer's option, they may elect to receive an e-mail notification when the current bid exceeds theirs.

For each lot, we are requesting that the sellers provide us with certificates of clean title or letters from all lien-holders stating that the liens will be released upon receipt of the auction proceeds. Sellers must withdraw the equipment from their production fleet at least three weeks prior to the auction start date. Sellers may not bid on their own equipment for sale in an auction, or contact bidders. Sellers agree, upon an auction sale, to make the equipment available at the location represented upon receipt of notice of full payment from our auction administrator.

All sales are made "as is." Bidders agree to rely solely on their own pre-auction inspection or appraisals, if any, with regard to the equipment they purchase.

When the auction closes, the highest bidder wins and will receive an invoice for the winning equipment lot price. The buyer will be given three business days to provide payment or to arrange, through us, other terms with the seller. All funds will be directed through a third party escrow agent. Upon receipt of good funds, our auction administrator will notify the seller to release the property, and will instruct the escrow agent to disburse the funds to any lienholders and the seller.

As we develop and deploy our auction site, we plan to be responsive to the dynamic Internet auction environment and to our customers. Therefore, we may change any or all of the features and functions of our auction site.

Web site. Hosting of our equipment listings' Web site and its connection to the Internet is handled by a hosting provider under an agreement terminable by either party upon notice at least 15 days prior to the end of any month.

We have engaged OpenSite Technologies, Inc. to develop and host our auction Web site. The auctions will operate using OpenSite's proprietary software. Monthly license fees will be due based on the number of auctions held.

Competition. Used construction equipment has traditionally been sold through dealers, conventional auctions, classified ads in trade publications, and more recently through Web sites. At least three construction industry magazines offer listings of their classified ads on their Web sites, and some equipment dealers list offerings on individual Web sites. Recently, a number of Web-based equipment listing services have entered the market, including one that appears to have more listings than we do.

We are aware of other Internet auction sites for the heavy construction industry, although we believe only one such site has actually conducted an auction. Dealers or other owners of equipment may occasionally offer a specific item for auction.

Our potential competitors have longer operating histories, larger customer bases, greater brand recognition, and greater financial, marketing and other resources than we do. In the traditional used equipment auction business, there is currently one major national auctioneer, Ritchie Bros., and a number of regional firms. These firms maintain one or more physical auction locations, where the equipment is placed and may be inspected prior to the auction, and where the auction is conducted. The auction firm:

o  may help the seller determine an appropriate value for its equipment
o may coordinate any refinishing needed to help get the equipment ready for auction
o  may guarantee the seller a minimum price

We compete with these firms for sources of supply. Ritchie Bros. has announced that it will add real time broadcasts of its auctions on its Web site.

Experienced auction firms may have a database of customers with equipment preferences and previous buying activity, and may be better able than we are to target customers who might be interested in a particular auction. They may also have regional sales representatives to locate equipment for auction.

Government Regulation. Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as copyrights, privacy, pricing, sales taxes, and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to us in areas such as content, network security, encryption, and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content and taxation is uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any such export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, which could have a material adverse effect on our business, financial condition and results of operations.

By distributing content over the Internet, we face potential liability for claims based on the nature and content of the materials that we distribute, including claims for negligence or copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. To protect us from such claims, we maintain general liability insurance. The general liability insurance may not cover all potential claims of this type or may not be adequate to indemnify us for any liability to which we may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to auction licensing and regulation in the State of Florida. The State requires a licensed auctioneer to administer auctions and regulates the manner and conduct of auctions as well as the records to be kept by the auction business. We are licensed by Florida and operate through a licensed auctioneer.

Intellectual Property. Our success depends in part on our ability to protect our intellectual property. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers, although we have not signed such agreements in every case. Despite such protections, a third party could, without authorization, copy or otherwise obtain and use our content. We can give no assurance that our agreements with employees, consultants and others who participate in development activities will not be breached, or that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors.

We pursue the registration of certain of our trademarks and service marks in the United States, although we have not secured registration of all our marks. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions. In general, there can be no assurance that our efforts to protect



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



our intellectual property rights through copyright, trademark and trade secret laws will be effective to prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could materially adversely affect our business, financial condition and results of operations.

Year 2000 Issues. Many currently installed computer systems, software packages and microprocessor dependent equipment are coded to accept only two-digit entries in a date code field and cannot reliably distinguish dates into the year 2000 and beyond. We may realize exposure and risk if the systems upon which we are dependent do not correctly process dates beginning in 2000. Our potential areas of exposure include electronic data exchange systems operated by third parties with which we transact business, and computers, software, telephone systems and other equipment purchased from third parties and used internally.

We have reviewed our internal programs and have determined that there are no significant Year 2000 issues with our computer systems or software and have developed a contingency plan to resolve any issues, should they arise. We have been communicating with the suppliers and others with whom we do business to assess their Year 2000 readiness. The responses we have received to date generally have indicated that steps are currently being undertaken by the respondents to address this concern. However, if such third parties are not able to make all systems Year 2000 compliant, there could be a material adverse impact on our business and financial condition. We estimate that our total cost in connection with our Year 2000 compliance will not be material; however, future anticipated costs are difficult to estimate with any certainty and may differ materially from those currently projected based on the results of the assessment of our Year 2000 compliance. Anticipated costs associated with our Year 2000 compliance program do not include time costs that may be incurred as a result of any potential failure of third parties to become Year 2000 compliant or cost to implement our contingency plans.

We believe that both of our Web sites and auction software are Year 2000 compliant; however, full compliance will be verified by our third party providers no later than the end of December, 1999. We currently run various third party applications that may require Year 2000 updates. These are available and are expected to implemented no later than the end of the third quarter of 1999.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described elsewhere in this Registration Statement. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Registration Statement. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Registration Statement or to reflect the occurrence of unanticipated events.

Risk Factors. The following are among the risks which could materially and adversely affect our business, financial condition or results of future operations:

1. We have an accumulated deficit and we anticipate continuing losses. Accordingly, we may experience significant liquidity and cash flow problems if we are not able to raise additional capital as needed and on acceptable terms.

2. Because we have been in business for a short period of time, there is limited information upon which investors can evaluate our business. You should consider the likelihood of our future success to be highly speculative in view of our limited operating history, as well as the complications frequently encountered by similarly situated companies in the early stages of development, particularly companies in the new and rapidly changing Internet market.

3. We may not be able to compete effectively. The market for used heavy equipment sales on the Internet is rapidly evolving. We believe that in order to attract the maximum amount of traffic to our Web sites and increase our customer base, we must establish ourselves as a leading used equipment site on the Internet. If we fail to do so quickly, competitors may prevent us from obtaining a leading market position.

4. We cannot predict our future revenues or whether our services will be accepted. We have only recently developed and begun marketing our services and, to date, our revenues have been negligible.

5. We depend on the Internet. Internet usage may be inhibited if the Internet infrastructure is not able to support the demands placed on it, or if there are security and authentication concerns with respect to the transmission over the Internet of confidential information.

6. We depend on third party providers and Web site operators, who may experience service slowdowns, malfunctions, outages and capacity limitations.

7. We may become subject to burdensome government regulation. There are currently few laws or regulations directly attributable to access to or commerce on the Internet. It is possible that laws may be adopted covering issues such as privacy, defamation, pricing, taxation, content regulation, quality of products and services and intellectual property ownership and infringement.

8. Misappropriation of our intellectual property could impact our competitive position. We rely on trade secret and copyright laws to protect our proprietary technologies. There can be no assurance that these laws will provide sufficient protection to us.

9. Sale of used equipment over the Internet is a new and emerging market. Growth in our user base relies on obtaining customers who have historically used traditional means of commerce to purchase equipment. For us to be successful, these companies must accept and use novel ways of conducting business and exchanging information.

10. Risk of capacity constraints. We seek to generate a high volume of traffic in transactions. Accordingly, any substantial increase in the volume of traffic on our Web site or in the number of auctions being conducted will require us to expand and upgrade our technology, transaction processing systems and network infrastructure. Any failure to expand or upgrade our systems could have a material adverse effect on our business.

11. Rapid technological change. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and new Internet, networking or telecommunications technologies or other technological changes which could require substantial expenditures by us to modify or adapt our services or infrastructure.

12. Risks associated with international operations. A component of our strategy is to expand internationally. We have limited experience in international operations, and there are certain risks inherent in doing business on an international basis, such as legal uncertainty regarding liability, tariffs and other trade barriers, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences.

13. Ability to compete. Many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do.




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



ITEM 2.   PLAN OF OPERATION.

We estimate that we will require $2,000,000 in excess of anticipated revenues over the next twelve months in working capital to operate the equipment listing portion of our business and to develop and launch our auction Web site business.

We are seeking additional funds, primarily equity investment, in order to meet this goal.

As a result, the report of our independent auditor on our financial statement as of May 31, 1999 included elsewhere herein, expresses doubt about our ability to continue as a going concern.


ITEM 3.  DESCRIPTION OF PROPERTY

We lease 6,958 square feet in an office building located at 21045 Commercial Trail, Boca Raton, FL 33486.




  ---------------------    ----------------------    --------------------   -------------- -------------------------
                                                                               Square         Gross annual rent
                             Commencement Date        Termination Date         Footage      (including Utilities)
  ---------------------    ----------------------    --------------------   -------------- -------------------------

Lease #1                   March 11, 1999              March 11, 2000            1,200              $18,000
---------------------      ----------------------      --------------------      -----              -------
     Suite 101
---------------------      ----------------------      --------------------      -----              -------

---------------------      ----------------------      --------------------      -----              -------
Lease #2                   May 20, 1999                Jan 20, 2002              1,843              $39,624
---------------------      ----------------------      --------------------      -----              -------
    Mezzanine
---------------------      ----------------------      --------------------      -----              -------

---------------------      ----------------------      --------------------      -----              -------
Lease #3                   July 19, 1999               June 24, 2002             3,915              $39,624
---------------------      ----------------------      --------------------      -----              -------
    Top Floor
---------------------      ----------------------      --------------------      -----              -------


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is furnished as of September 30, 1999 with respect to the beneficial ownership of our shares of common stock by each current director and executive officer, all of our directors and executive officers as a group and all persons known by us to be the beneficial owners of five percent or more of our outstanding stock.


Name and Address                                    Percent of Class
of Beneficial Owner (1)               Amount      Beneficially Owned (2)
-----------------------             -----------   ----------------------

John J. Lofquist (4)(5) .......      10,478,610         39.68%
David R. Ait ..................       2,714,177         10.28%
Stephen C. Owen, Jr.(3) .......       1,588,650           6.0%
Kenneth L. Neeley .............               0             0%

All directors and executive
  officers as a group
  (4 persons)..................      14,781,437         55.98%

----------------
(1) Unless otherwise indicated, the address of each shareholder is 21045 Commercial Trail, Boca Raton, Florida, 33486.



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

(2) Based on 23,935,173 shares of common stock currently issued and outstanding and warrants to purchase in the aggregate 2,471,634 shares of common stock which may be exercised within 60 days.
(3) Includes 151,300 shares of our common stock owned by Mr. Owen individually, 378,250 shares owned by KJO Trust, a New York trust for which Mr. Owen is the sole trustee, warrants to purchase 302,600 shares of our common stock held by Mr. Owen individually which may be exercised within 60 days, and warrants to purchase 756,500 shares of our common stock held by KJO Trust which may be exercised within 60 days.
(4) If Mr. Lofquist were to default under the plan of debt adjustment approved by the Bankruptcy Court in February, 1999, as discussed in Item 5 below, the shares would be subject to distribution by the Bankruptcy Court. As discussed in Item 5 below, Mr. Lofquist has advised the Company that he is seeking Court approval to pay in full his unsecured debt and the arrearage on his secured debt and terminate the debt adjustment proceeding, and has set aside funds with his counsel which Mr. Lofquist believes are sufficient for this purpose.
(5) 2,250,000 shares are pledged to an unrelated third party as security for a loan.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors, executive officers, and certain significant employees as of the date hereof, their ages, and positions are set forth below:

Name                                 Age              Position
----                                 ---              --------
John J. Lofquist                     59      Chief Executive Officer, President, Treasurer and Director

Kenneth L. Neeley                    35      Chief Financial Officer, Vice President of Finance

David R. Ait                         61      Director

Stephen C. Owen, Jr.                 67      Director

                            Significant Employees
                            ---------------------

Darryl L. Dennis                     48      Vice President of Internet Marketing

Scott C. Blundell                    31      Vice President, Chief Technology Officer

Doug Tverstol                        52      Vice President, Auction Administrator

William S. Whiteside                 56      Vice President of Information Services



EXECUTIVE OFFICERS AND DIRECTORS

John J. Lofquist founded Centrack in 1996 and has been its President and Chief Executive Officer and a director since its inception. Prior to founding Centrack, Mr. Lofquist served as Director of Corporate Development for Daleen Technologies, Inc. a software company in Boca Raton Florida from 1994 to 1996. Mr. Lofquist's prior experience in the heavy equipment industry includes employment as Vice President of Marketing of Comstock International, Inc. a multinational construction company from 1964 to 1972 and Co-Managing Director of Intercontinental Dynamics, Ltd., an international equipment and materials brokerage company from 1972 to 1978. Mr. Lofquist filed a voluntary petition for relief under Chapter 7 of the Federal Bankruptcy Code and the court discharged his debts in August, 1991. In October, 1998, Mr. Lofquist sought a Chapter 13 Debt Readjustment under the Federal Bankruptcy Code and his plan of debt adjustment was confirmed by the Bankruptcy Court in February, 1999. The plan provides for curing the arrearage of his secured debt and discharge of his unsecured debt. Mr. Lofquist has advised the Company that he is seeking Court approval to pay in full his unsecured debt and the arrearage on his secured debt and terminate the Chapter 13 proceeding, and has set aside funds with his counsel which Mr. Lofquist believes are sufficient for this purpose.

Kenneth L. Neeley joined us on June 23, 1999. From February, 1998 to June, 1999, Mr. Neeley was the Vice President of Finance for the Closet Team, Ltd, a company specializing in installation and designs of custom closets located in

Boca Raton, Florida. In April, 1999, Closet Team, Ltd. filed a petition for liquidation under Chapter 7 of the Federal Bankruptcy Law. Prior to his position with Closet Team, Ltd., Mr. Neeley was the Treasurer and Corporate Controller for Cancer Treatment Holdings, Inc., a corporation specializing in healthcare from January, 1997 to February, 1998. From March, 1995 through May, 1996 Mr. Neeley was a Division Controller for ANDA Generics, Inc., a generic drug distribution company. Prior to March, 1995 Mr. Neeley was the Accounting Manager of General Accounting for Allied Signal Aerospace in the Commercial Avionics Division, a subsidiary of Allied Signal, Inc.

David R. Ait was elected as a director on April 2, 1999. Mr. Ait has served as a private consultant to the construction industry for the past five years. From 1970 to 1993, Mr. Ait was Senior Partner and Senior Manager of Forke Brothers, a company engaged in the auction of used heavy equipment.

Stephen C. Owen, Jr. was elected as a director on September 29, 1999. Since 1990 Mr. Owen has served as President of Stephen Owen, Inc., a private investment company. Mr. Owen has also served as chairman of Privet Row, Inc., a limited partnership engaged in investment activities, since 1992.

SIGNIFICANT EMPLOYEES

Darryl L. Dennis joined us in March, 1999. Prior to that, Mr. Dennis was employed by DeLight Industries, a manufacturer and distributer of specialty and gourmet food products, as Vice President and, subsequently, President responsible for executive level marketing since 1989.

Scott C. Blundell joined us in May, 1999. Prior to that, Mr. Blundell served as Vice President of Information Technology for Forke Auctioneers, Inc., a company engaged in the auction of used heavy equipment, from 1994 to 1999.

William S. Whiteside joined us in August, 1999. Prior to that, Mr. Whiteside served as a technical writer for TSI International, Ltd., a software development company, from January to August, 1999. Mr. Whiteside was an independent technical consultant from 1997 through 1998. From 1993 through 1996, Mr. Whiteside was a technical writer for Daleen Technologies, a software company located in Boca Raton, Florida.

Doug Tverstol, joined us in August, 1999. Prior to that, Mr. Tverstol served as Vice President of Finance and Auction Administration for Forke Auctioneers, Inc., a company engaged in the auction of used heavy equipment, since 1993. Mr. Tverstol was a partner in the Forke Auctioneers' predecessor, Forke Brothers, and worked for Forke since 1977.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth all compensation paid during our last three fiscal years to our Chief Executive Officer. No executive officers received total annual compensation in excess of $100,000 in any of the last three completed fiscal years. We recently adopted an incentive stock option plan that allows our board to grant stock options to our employees, directors, and other strategic third parties. No stock options have been granted under the plan as of yet.

                           SUMMARY COMPENSATION TABLE


                                                 Annual Compensation
                                                 -------------------
Name and Principal          Fiscal Year                                  Other Annual
Position                    Ending 5/31            Salary      Bonus     Compensation(1)
--------                    -----------            ------      -----     ---------------
John J. Lofquist                1999              $2,500(2)     -0-         $8,020
  Chief Executive Officer,      1998                 -0-        -0-         $1,000
  President and Director        1997                 -0-        -0-            -0-

-----------------------
(1)  Consists solely of automobile and automobile insurance payments.
(2)  Accrued pursuant to the employment agreement described below.

EMPLOYMENT AGREEMENT

The Company entered into an employment agreement with its President and Chief Executive Officer which became effective as of January 1, 1999 and continues for five years. Under the terms of this agreement, Mr. Lofquist will be paid a salary of $150,000 for 1999, $175,000 per year beginning in January, 2000, $200,000 per year beginning in January, 2001, $250,000 per year beginning in January, 2002, and $350,000 beginning in January, 2003. Mr. Lofquist is also entitled to receive at least 25% of the stock options issued to all of our employees, as well as a revenue bonus equal to 2% of the increase in total gross revenues of the Company in each fiscal year, and a profits bonus equal to 5% of the net pre-tax earnings of the Company in each fiscal quarter. Further, under this agreement, in the event that he is terminated or resigns within two years after a change in control of the Company, Mr. Lofquist may be entitled to receive, at least three years' base salary plus two times the largest total of the revenue and profits bonuses previously paid to him. No material bonuses were earned for the fiscal year ending May 31, 1999. In addition, Mr. Lofquist has signed agreements not to compete with the business of the Company anywhere within the United States for one year after his employment with the Company is terminated for any reason, to assign to the Company all intellectual property rights to any inventions he creates or helps to create as a Centrack employee, and not to disclose any trade secrets of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company loaned various amounts to Mr. Lofquist, Chief Executive Officer, director, and principal shareholder, from April, 1996 to March, 1999 on open account. The largest amount outstanding at any one time was $75,000, and as of May 31, 1999, $65,028 was outstanding. Such amounts were repaid from time to time with interest of 6% per annum, and repaid in full in September, 1999.

In connection with the purchase of shares from the Company in September, 1999, by Stephen C. Owen, Jr. and a trust for which Mr. Owen is sole trustee, Mr. Owen became a director and principal shareholder of the Company. The Company agreed with Mr. Owen to register his shares of the Company and the trust's shares for sale under the Securities Act of 1933, as amended (the "Act") within 150 days. Mr. Owen and the trust also have the right to add their shares to certain other registrations by the Company of its shares under the Act.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

General. We are authorized to issue 100,000,000 shares of common stock, $.0001 par value per share. As of September 30, 1999, we had 23,935,173 shares of common stock issued and outstanding. As of such date, we had issued outstanding warrants to purchase in the aggregate 2,471,634 shares of common stock at exercise prices ranging from $0.095 to $2.1525 per share.

Voting Rights. Each share of our common stock has the same relative rights and is identical in all respects to every other share of common stock. The holders of our common stock possess exclusive voting rights in us. Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of our common stock.

Dividends. In the event that a dividend is declared, holders of common stock will be entitled to share equally in any such dividends. Under the General Corporation Law of the State of Delaware (the "DGCL"), we will not be allowed to pay dividends if, after giving effect to the dividend, we would not be able to pay our debts as they become due in the usual course of business, or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the distribution.

Liquidation. In the event of our liquidation, dissolution or winding up, each holder of shares of the common stock would be entitled to receive, after payment of all of our debts and liabilities, a pro rata portion of all of our assets available for distribution to holders of the common stock.

Other Characteristics. Holders of our common stock do not have preemptive rights with respect to any additional shares of common stock which may be issued. Our common stock is not subject to call for redemption, and the outstanding shares of our common stock, upon payment of the full purchase price therefor, are fully paid and nonassessable.

CERTAIN ANTI-TAKEOVER PROVISIONS

There are currently no anti-takeover provisions in the Articles of Incorporation or Bylaws.

The following discussion is a summary of statutory shareholder protection provisions under the General Corporation Law of the State of Delaware ("DGCL") which apply to certain Delaware corporations, including us. This summary is provided for informational purposes only. As such, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and governing corporate documents of the Company.

Subject to some exceptions, Delaware law prohibits us from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of our outstanding common stock (or who is an affiliate of ours and has over the past three years beneficially owned 15% or more of our common stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows us to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the our Board of Directors and authorized by an affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of our outstanding common stock (excluding common stock held by our officers and directors or by certain Centrack stock plans).

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON STOCK

Our common stock is currently traded on the NASDAQ Bulletin Board under the symbol, CENK. As of September 30, 1999, the shares of our common stock were held of record by 306 persons.

The following are the high bid and low ask prices for our common stock for the periods indicated as reported by the NASDAQ Bulletin Board. (Centrack first became publicly traded in connection with a reorganization on April 2, 1999. See Description of Business - Our History and Structure) These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

                    NASDAQ BULLETIN BOARD STOCK PRICE TABLE

--------------------------------------- ------------------------ ------------------------
Period                                         High Bid                  Low Ask
--------------------------------------- ------------------------ ------------------------
April 2, 1999 - May 31, 1999                     6.750                    2.625

June 1, 1999 - August 31, 1999                   3.125                    1.125
--------------------------------------- ------------------------ ------------------------

We have never declared dividends on our common stock and do not intend to in the near future.

ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

From October, 1996 through April, 1999, our predecessor, Centrack International, Inc. (a Florida corporation) issued 706,625 shares of its Class A common stock to 12 individuals for cash or conversion of convertible promissory notes, and 750,000 shares of its Class B common stock to three individuals and warrants to purchase 198,750 shares of its common stock to six individuals for cash, and 135,000 shares of its common stock to six individuals for services. Such issuances were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act") as transactions not involving any public offering.

In April, 1999, in connection with the merger with Hudson Valley Industries, Inc., we issued 16,809,151 shares of our common stock and warrants to purchase 2,098,999 shares of our common stock to our existing shareholders in exchange for the shares of Class A and Class B common stock then outstanding, in a ratio of 10.561 post-merger shares for each share of Class A or Class B common stock held by the shareholder. Such issuance was exempt from registration under
Section 3(a)(9) of the Act as an exchange with existing security holders exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

In July, 1999, we issued 15,842 shares of our common stock to one individual upon conversion of a convertible promissory note. Such issuance was exempt from registration under Section 4(2) of the Act as a transaction not involving any public offering.

From July 1, 1999 to September 30, 1999, we issued 528,050 shares of our common stock to 8 warrant holders upon the exercise of outstanding warrants. Such shares were exempt from registration under Section 4(2) of the Act as transactions not involving any public offering.

In September of 1999, we issued 529,550 shares of our common stock and warrants to purchase up to 1,059,100 shares of our common stock at prices ranging from $1.6525 per share to $2.1525 per share, exercisable until September, 2003, to two purchasers for cash. Such issuances were exempt from registration under
Section 4(2) of the Act as transactions not involving any public offering.

We issued 350,000 shares of our common stock to one individual upon his cancellation as of August 31, 1999 of three promissory notes. Such issuance was exempt from registration under Section 4(2) of the Act as a transaction not involving any public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemption or repurchases, or
(iv) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, our Certificate of Incorporation (the "Charter") provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to the Company or to its stockholders for monetary damages for breach of his or her fiduciary duty as a director. The effect of this provision in the Charter is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws. Our Bylaws (the "Bylaws") provide that the Company shall indemnify any of our officers and directors, and may indemnify any of our employees or agents, both as to action in their official capacity and action in any other capacity while an officer, director, employee, or agent of the Company, from and against any and all of the expenses or liabilities, including attorneys' fees, incurred in defending a civil, criminal, administrative or investigative action, to the fullest extent authorized by the DGCL (except an action, suit or proceeding brought by us upon the authority of our Board of Directors, unless the Delaware Court of Chancery determines that indemnification is fair and reasonable.) These expenses shall be paid in advance of the final proceedings.

The Bylaws also provide that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to then existing rules of the American Arbitration Association.

In addition to the above, we provide indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Act and the Securities Exchange Act of 1934, as amended.

Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we believe, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                    PART F/S

The information required by this item is included in the Financial Statements set forth on pages F-1 through F-13 hereof.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

          3.1 Certificate of Incorporation of the Company filed October, 1996, Certificate of Amendment of Certificate of Incorporation filed March, 1999, Corrected Certificate of Merger filed April, 1999, Certificate of Amendment filed October, 1999
          3.2     Bylaws of the Company adopted October 14, 1999
         10.1 Agreement between Centrack International, Inc. and Heartland Communications, Inc. dated June 4, 1999
         10.2 Agreement between Centrack International, Inc. and Amigas Venture Group dated June 18, 1999
         10.3 Agreement between Centrack International, Inc. and i-on Interactive, Inc. dated April 6, 1999
         10.4 Agreement between Centrack International, Inc. and OpenSite Technologies, Inc. dated May 28, 1999
         10.5 Employment Agreement between Centrack International, Inc. and John J. Lofquist dated January 1, 1999 (Exhibits omitted), Invention Assignment and Confidentiality Agreement between Centrack International, Inc. and John J. Lofquist dated January 1, 1999, and Non-solicitation and Non-compete Agreement between Centrack International, Inc. and John J. Lofquist dated January 1, 1999
         10.6(a)  Registration Rights Agreement between Centrack
                  International, Inc. and KJO Trust dated September 29, 1999 10.6(b) Registration Rights Agreement between Centrack
                  International, Inc. and Stephen C. Owen, Jr. dated
                  September 29, 1999
         10.6(c)  Warrant to purchase common stock of Centrack
                  International, Inc. issued to Stephen C. Owen, Jr. on September 29, 1999
         10.6(d)  Warrant to purchase common stock of Centrack
                  International, Inc. issued to KJO Trust on September 29, 1999 10.7(a) Pledge and Escrow Agreement by and between John Lofquist,
                  Nofal Kahook, and Burt E. Eisenberg, P.A. dated May 17, 1999 (Exhibits omitted)
         10.7(b) Pledge and Escrow Agreement by and between John Lofquist, Nofal Kahook, and Burt E. Eisenberg, P.A. dated September 17, 1999 (Exhibits omitted) ($50,000)
         10.7(c) Pledge and Escrow Agreement by and between John Lofquist, Nofal Kahook, and Burt E. Eisenberg, P.A. dated September 17, 1999 (Exhibits omitted) ($60,000)
         27.1     Financial Data Schedule


ITEM 2.  DESCRIPTION OF EXHIBITS

The exhibits referred to in Item 1 of this Part III are attached to this Form 10-SB and follow the Company's Audited Consolidated Financial Statements.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CENTRACK INTERNATIONAL, INC.



                                     By: /s/ John J. Lofquist
                                         -----------------------------------
                                     John J. Lofquist
                                     President and Chief Executive Officer


Date: October 29, 1999

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)








                              FINANCIAL STATEMENTS
                 Balance Sheets as of May 31, 1999 and 1998 and
                           August 31, 1999 (unaudited)
        Statements of Operations, Statements of Changes in Stockholders'
            Equity and Statements of Cash Flows for the Years Ended
                    May 31, 1999, 1998 and 1997 and for the
     Period April 4, 1996 (inception) to May 31, 1999, the Three Months
                  Ended August 31, 1999 and 1998 (unaudited),
        and for the Period April 4, 1996 (inception) to August 31, 1999
                                  (unaudited)

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)



                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

Report of Independent Auditors ..................................     1

Balance Sheets
         As of May 31, 1999 and 1998 and
         August 31, 1999 (unaudited).............................     2

Statements of Operations
         For the years Ended May 31, 1999, 1998 and 1997,
         for the Period From April 4, 1996 (inception) to
         May 31, 1999, for the three months ended
         August 31, 1999 and 1998 (unaudited) and
         for the period from April 4, 1996 (inception) to
         August 31, 1999 (unaudited) ............................     3

Statements of Changes of in Stockholders' Equity
         For the period from April 4, 1996 (inception) to
         May 31, 1999 and for the three months ended
         August 31, 1999 (unaudited) ............................     4

Statements of Cash Flows
         For the years ended May 31, 1999, 1998 and 1997,
         for the period from April 4, 1996 (inception) to
         May 31, 1999, for the three months ended
         August 31, 1999 and 1998 (unaudited) and
         for the period from April 4, 1996 (inception) to
         August 31, 1999 (unaudited) ............................     5

Notes to the Financial Statements ...............................    6-11

CARUSO & CARUSO
Certified Public Accountants, P.A.
================================================================================
                 6971 N. Federal Highway o Suite 402 o Boca Raton, Florida 33487
                                       Tel: (561) 995-1070 o Fax: (561) 994-5506

To the Board of Directors and Stockholders
Centrack International Inc., a Delaware corporation

We have audited the accompanying balance sheets of Centrack International, Inc. (a company in the development stage) as of May 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1999 and for the period April 4, 1996 (inception) through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In the opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrack International, Inc. (a company in the development stage) as of May 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1999 and for the period April 4, 1996 (inception) through May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred significant operating losses during the development stage. Although the Company is negotiating financing arrangements that will provide additional working capital until revenues from full scale operations are sufficient, the Company cannot predict what the outcome of the negotiations will be. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             /s/ Caruso & Caruso, CPA's, P.A.
                                             ----------------------------------
                                                 Caruso & Caruso, CPA's, P.A.

Boca Raton, Florida
August 31, 1999

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                                 BALANCE SHEETS



                                                                   MAY 31, 1998          MAY 31, 1999         AUGUST 31, 1999
                                                                   ------------          ------------         ---------------
                                                                                                                 unaudited
                                    Assets

Current Assets
       Cash and Cash Equivalents                                    $   4,801             $ 281,318             $   145,600
       Loan Receivable - related party                   Note (2)      48,329                65,028                  65,028
       Prepaid and Other Assets                                           200                 2,138                  38,981
                                                                    ---------             ---------             -----------
            Total Current Assets                                       53,330               348,484                 249,609
                                                                    ---------             ---------             -----------

Fixed Assets
                                                                    ---------             ---------             -----------
       Web site Development                                            15,836               139,245                 224,230
       Furniture & Fixtures                                                --                48,803                  98,854
       Leasehold Improvements                                              --                 3,384                  19,627
       Computer Hardware                                                   --                51,882                  79,771
       Telephone System                                                    --                 4,404                  17,981
                                                                    ---------             ---------             -----------
                                                                       15,836               247,718                 440,463
       Less:  Accumulated Depreciation & Amortization                      --               (21,694)                (51,218)
                                                                    ---------             ---------             -----------
            Fixed Assets, net                                          15,836               226,024                 389,245

Other Assets
       Deposits                                                           100                14,100                  19,287
                                                                    ---------             ---------             -----------
            Total Assets                                            $  69,266             $ 588,608             $   658,141
                                                                    =========             =========             ===========


                      Liabilities & Stockholders' Equity

Current Liabilities
       Accounts Payable and Accrued Expenses                        $      --             $ 240,318             $   310,719
       Loan Payable - Related Parties                    Note (2)      12,500                    --                    --
       Loan Payable                                      Note (4)          --               250,000                    --
                                                                    ---------             ---------             -----------
            Total Current Liabilities                                  12,500               490,318                 310,719

Long Term Liabilities
       Commitments and Contingencies                     Note (3)
                                                                    ---------             ---------             -----------
            Total Liabilities                                          12,500               490,318                 310,719
                                                                    ---------             ---------             -----------

Stockholders' Equity
       Common Stock, .0001 par, 100,000,000
         shares authorized, 62,500 issued and
         outstanding at 5/31/98, 21,402,034 issued
         and outstanding at 5/31/99, 23,055,623
         issued and outstanding at 8/31/99                                  7                 2,140                   2,305
       Additional Paid in Capital                                     111,663               736,405               1,656,691
       Deficit Accumulated During the
         Development Stage                                            (54,904)             (640,255)             (1,311,574)
                                                                    ---------             ---------             -----------
            Total Stockholders' Equity                                 56,766                98,290                 347,422
                                                                    ---------             ---------             -----------
            Total Liabilities & Stockholders' Equity                $  69,266             $ 588,608             $   658,141
                                                                    =========             =========             ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                            STATEMENTS OF OPERATIONS



                                                               YEAR           YEAR             YEAR         PERIOD FROM
                                                              ENDED           ENDED            ENDED        APRIL 4, 1996
                                                              MAY 31,         MAY 31,         MAY 31,      (INCEPTION) TO
                                                               1997            1998            1999          MAY 31, 1999
                                                           ------------    ------------    ------------    --------------

Revenues
    Listing Fees                                           $         --    $      2,619    $     10,342      $     12,961
    Value Added Partner Fees                                         --           1,000              --             1,000
                                                           ------------    ------------    ------------      ------------
         Total Revenues                                              --           3,619          10,342            13,961
                                                           ------------    ------------    ------------      ------------

Operating Expenses
    Marketing & Sales                                                --           1,663          39,390            41,053
    General, Administrative and Development                      11,661          36,770         552,600           606,011
                                                           ------------    ------------    ------------      ------------
         Total Operating Expenses                                11,661          38,433         591,990           647,064
                                                           ------------    ------------    ------------      ------------

         Net Loss Before Other Income (Expense)                 (11,661)        (34,814)       (581,648)         (633,103)

Other Income (Expense)
    Interest Expense                                               (449)         (3,000)         (6,444)           (9,893)
    Interest Income                                                  --              --           2,741             2,741
                                                           ------------    ------------    ------------      ------------
         Net Loss                                          $    (12,110)   $    (37,814)   $   (585,351)     $   (640,255)
                                                           ============    ============    ============      ============

Earnings (Loss) per share of common stock
     basic  (Note 1)                                       $     (0.001)   $     (0.002)   $     (0.035)     $     (0.040)
                                                           ============    ============    ============      ============

Earnings (Loss) per share of common stock -
    assuming dilution    (Note 1)                          $     (0.001)   $     (0.002)   $     (0.035)     $     (0.040)
                                                           ============    ============    ============      ============

Weighted average shares                                      15,699,454      15,699,454      16,621,241        15,991,513
                                                           ============    ============    ============      ============

Fully diluted weighted average shares                        15,699,454      15,699,454      16,949,247        16,095,438
                                                           ============    ============    ============      ============



                                                           THREE MONTHS   THREE MONTHS       PERIOD FROM
                                                               ENDED          ENDED         APRIL 4, 1996
                                                             AUGUST 31,     AUGUST 31,     (INCEPTION) TO
                                                               1998            1999        AUGUST 31, 1999
                                                           ------------    ------------    ----------------
                                                             UNAUDITED       UNAUDITED        UNAUDITED
Revenues
    Listing Fees                                           $         --    $         --     $     12,961
    Value Added Partner Fees                                         --              --            1,000
                                                           ------------    ------------     ------------
         Total Revenues                                              --              --           13,961
                                                           ------------    ------------     ------------

Operating Expenses
    Marketing & Sales                                                --         161,846          202,899
    General, Administrative and Development                      14,702         496,460        1,102,471
                                                           ------------    ------------     ------------
         Total Operating Expenses                                14,702         658,306        1,305,370
                                                           ------------    ------------     ------------

         Net Loss Before Other Income (Expense)                 (14,702)       (658,306)      (1,291,409)

Other Income (Expense)
    Interest Expense                                                 --         (13,013)         (22,906)
    Interest Income                                                  --              --            2,741
                                                           ------------    ------------     ------------
         Net Loss                                          $    (14,702)   $   (671,319)    $ (1,311,574)
                                                           ============    ============     ============

Earnings (Loss) per share of common stock
     basic  (Note 1)                                       $     (0.001)   $     (0.030)    $     (0.080)
                                                           ============    ============     ============

Earnings (Loss) per share of common stock -
    assuming dilution    (Note 1)                          $     (0.001)   $     (0.028)    $     (0.079)
                                                           ============    ============     ============

Weighted average shares                                      15,699,454      22,718,147       16,488,981
                                                           ============    ============     ============

Fully diluted weighted average shares                        15,699,454      24,329,274       16,608,132
                                                           ============    ============     ============





   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                   DEFICIT
                                                                                                   ACCUMULATED
                                                                                                   DURING THE
                                                              COMMON STOCK           ADDITIONAL    DEVELOPMENT
                                                           SHARES      AMOUNT     PAID IN CAPITAL    STAGE
                                                      --------------------------------------------------------
Inception, April 4, 1996, initial capitalization of           100    $        --    $       496    $        --
  Centrack International, Inc., a Florida Corp.

Net Loss                                                       --             --             --         (4,980)
                                                      --------------------------------------------------------
Balance, May 31, 1996                                         100             --            496         (4,980)

Additional Capital Contributions                               --             --          4,031             --

Net Loss                                                       --             --             --        (12,110)
                                                      --------------------------------------------------------
Balance, May 31, 1997                                         100             --          4,527        (17,090)

Centrack International, Inc., a Florida Corp
  Common Stock cancelled                                     (100)            --             --             --

Issuance of Centrack International, Inc., a                    --             --        107,136             --
  Florida Corp. Class A Common                             47,500              5             --             --
                Class B Common Stock                       15,000              2             --             --

Net Loss                                                       --             --             --        (37,814)
                                                      --------------------------------------------------------
Balance, May 31, 1998                                      62,500              7        111,663        (54,904)

Issuance of Centrack International, Inc., a                    --             --        124,742             --
  Florida Corp. Class A Common                            789,125             79             --             --
                Class B Common Stock                      735,000             74             --             --

Reverse Acquisition, April 2, 1999  (Note 1)
  Exchange of Centrack International, Inc. a
  Florida Corp. Class A Common                           (851,625)           (85)            --             --
                Class B Common Stock                     (735,000)           (74)            --             --

Issuance of Common Stock of Centrack
  International, Inc., a Delaware Corp. to owners
  of Centrack International, Inc., a Florida Corp.     15,699,454          1,570        500,000             --

Outstanding Common Stock of Centrack
  International, Inc., a Delaware Corp., formerly
  Hudson Valley Industries, Inc.                        5,702,580            569             --             --

Net Loss                                                       --             --             --       (585,351)
                                                      --------------------------------------------------------
Balance at May 31, 1999                                21,402,034          2,140        736,405       (640,255)

Issuance of Common Stock (unaudited)                      543,892             54        357,300             --

Issuance of Common Stock of Centrack
  International, Inc., a Delaware Corp. to owners
  of Centrack International, Inc.,
  a Florida Corp. (unaudited)                           1,109,697            111             --             --

Conversion of Outstanding
  Debt to Equity (Note 4) (unaudited)                          --             --        562,986             --

Net Loss (unaudited)                                           --             --             --       (671,319)
                                                      --------------------------------------------------------

Balance, August 31, 1999 (unaudited)                   23,055,623    $     2,305    $ 1,656,691    $(1,311,574)
                                                      ========================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                            STATEMENTS OF CASH FLOWS

                                                    YEAR           YEAR          YEAR        PERIOD FROM
                                                    ENDED         ENDED          ENDED       APRIL 4, 1996
                                                   MAY 31,        MAY 31,        MAY 31,    (INCEPTION) TO
                                                    1997           1998           1999       MAY 31, 1999
                                                ------------   ------------   ------------   ------------
                                                                                               UNAUDITED
Cash Flows from Operating Activities
  Net Loss                                      $   (12,110)   $   (37,814)   $  (585,351)   $  (640,255)
  Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Depreciation & Amortization                          --             --         21,694         21,694
    (Increase) Decrease in
      Prepaid & Other Assets                             --           (200)        (1,938)        (2,138)
      Deposits                                         (100)            --        (14,000)       (14,100)
    Increase (Decrease) in Accounts
      Payable & Accrued Expenses                      1,587         (1,204)       240,318        240,318
                                                -----------    -----------    -----------    -----------

    Net Cash Used in Operating Activities           (10,623)       (39,218)      (339,277)      (394,481)
                                                -----------    -----------    -----------    -----------

Cash Flows from Investing Activities
  Loan Receivable & Interest                             --        (48,329)       (16,699)       (65,028)
  Acquisition of Fixed Assets &
   Web site Development                                (908)       (14,928)      (231,882)      (247,718)
                                                -----------    -----------    -----------    -----------

    Net Cash Used in Investing Activities              (908)       (63,257)      (248,581)      (312,746)
                                                -----------    -----------    -----------    -----------

Cash Flows from Financing Activities
  Reductions in Debt & Interest Income                   --        (12,367)       (12,500)       (24,867)
  Proceeds from Debt & Interest Expense               7,500         12,500        250,000        274,867
  Conversion of Outstanding Debt to
    Contributed Capital                                  --             --             --             --
  Equity Contributions                                4,031        107,136        624,742        736,405
  Issuance of Common Stock                               --              7          2,133          2,140
                                                -----------    -----------    -----------    -----------

    Net Cash Provided by Financing Activities        11,531        107,276        864,375        988,545
                                                -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                          --          4,801        276,517        281,318

CASH - BEGINNING                                         --             --          4,801             --
                                                -----------    -----------    -----------    -----------

CASH - ENDING                                   $        --    $     4,801    $   281,318    $   281,318
                                                ===========    ===========    ===========    ===========
                                                 THREE MONTH    THREE MONTHS   PERIOD FROM
                                                    ENDED          ENDED      APRIL 4, 1996
                                                  AUGUST 31,     AUGUST 31,   (INCEPTION) TO
                                                    1998            1999      AUGUST 31, 1999
                                                 ------------   -----------    ------------
                                                  UNAUDITED      UNAUDITED
Cash Flows from Operating Activities
  Net Loss                                       $   (14,702)   $  (671,319)   $(1,311,574)
  Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Depreciation & Amortization                           --         29,524         51,218
    (Increase) Decrease in
      Prepaid & Other Assets                             200        (36,843)       (38,981)
      Deposits                                           (50)        (5,187)       (19,287)
    Increase (Decrease) in Accounts
      Payable & Accrued Expenses                       1,200         70,401        310,719
                                                 -----------    -----------    -----------

    Net Cash Used in Operating Activities            (13,352)      (613,424)    (1,007,905)
                                                 -----------    -----------    -----------

Cash Flows from Investing Activities
  Loan Receivable & Interest                          (8,000)            --        (65,028)
  Acquisition of Fixed Assets &
   Web site Development                                   --       (192,745)      (440,463)
                                                 -----------    -----------    -----------

    Net Cash Used in Investing Activities             (8,000)      (192,745)      (505,491)
                                                 -----------    -----------    -----------

Cash Flows from Financing Activities
  Reductions in Debt & Interest Income                    --             --        (24,867)
  Proceeds from Debt & Interest Expense                   --        312,986        587,853
  Conversion of Outstanding Debt to
    Contributed Capital                                   --       (562,986)      (562,986)
  Equity Contributions                                17,349        920,286      1,656,691
  Issuance of Common Stock                                 2            165          2,305
                                                 -----------    -----------    -----------

    Net Cash Provided by Financing Activities         17,351        670,451      1,658,996
                                                 -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                       (4,001)      (135,718)       145,600

CASH - BEGINNING                                       4,801        281,318             --
                                                 -----------    -----------    -----------

CASH - ENDING                                    $       800    $   145,600    $   145,600
                                                 ===========    ===========    ===========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Centrack International, Inc. (the Company) is a profit corporation organized under the laws of the State of Delaware. The Company was incorporated on October 1, 1996 as Hudson Valley Industries, Inc. (HUVI). On April 2, 1999, the Company, an OTC Bulletin Board publicly traded company, with no substantial assets or liabilities, merged with Centrack International, Inc. (the predecessor company), a Florida corporation, which maintained an internet based business involving listing fees, advertising, sourcing and information services for the heavy equipment industry. Shareholders of the predecessor company received 10.561 shares of Hudson Valley stock for each share of the predecessor company; a total of 16,809,151 shares, in exchange for 100% of the outstanding stock of the predecessor company and the conversion of a $500,000 bridge loan to capital. Of the 16,809,151 shares authorized per the merger agreement, 15,699,454 shares had been issued as of May 31, 1999, the balance of which has been issued subsequent to year end. In connection with the merger Hudson Valley changed its name to Centrack International, Inc. The merger was accounted for as a capital transaction with no recognition of goodwill or other intangible assets. Subsequent to the merger, the owners of the predecessor company owned 75% of the Company. Since the transaction was, in substance, a recapitalization of Centrack International, Inc. (the predecessor company) and not a business combination, pro forma information is not presented. Accordingly, the historical data contained in the financial statements is that of the predecessor company.

DEVELOPMENT STAGE

The Company's principal operations, comprised of services of listings on its Web site, advertising, sourcing, information and auctions of used heavy equipment, have not commenced as of May 31, 1999. Although some nominal advertising and listing revenues have been earned as of the date of these financial statements, substantially all the efforts of the Company have been focused on the establishment of its Web site, internal infrastructure, and beta testing of the Company's auction services. Accordingly, the Company is in the Development Stage.

INTERIM FINANCIAL INFORMATION

The accompanying unaudited financial statements as of August 31, 1999 and for the three months ended August 31, 1999 and 1998 have been prepared by the Company and do not include all disclosures provided in the annual financial statements. These interim financial statements are the representation of management and should be read in conjunction with the accompanying annual audited financial statements and the footnotes thereto. Results for the interim period are not necessarily indicative of the results to be expected for the year ended May 31, 2000. However, the accompanying interim financial statements reflect all material adjustments, which are, in the opinion of management, of a normal and recurring nature necessary for a fair presentation of the financial position and results of operations of the Company. Unless otherwise stated, all information subsequent to May 31, 1999 is unaudited.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS



REVENUE RECOGNITION

Revenues are derived primarily from listing fees for used heavy equipment for sale on the Company's Web site, success fees on auction transactions calculated as a percentage of the final sales value and advertising revenues. Revenues related to listing fees are recognized in the period when the item is listed. Revenues related to success fees are recognized at the conclusion of the auction when there is at least one bid above the seller's specified minimum price or reserve price, whichever is higher. Advertising revenues are recognized in the period they are earned.

EARNINGS PER SHARE

As per Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, standards for computing and presenting earnings per share (EPS) applies to publicly held common stock or potential common stock. It requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

In computing EPS as a result of the reverse acquisition, the number of shares outstanding for the period from June 1, 1998 until the date of the reverse acquisition, April 2, 1999, is the number of shares issued by the Company to the shareholders of the predecessor company. For the period April 2, 1999 the number of shares considered to be outstanding is computed as actual number of shares of the Company outstanding during that period. The average number of shares outstanding for the full year being reported upon has been computed by averaging these two amounts. Other appropriate adjustments have been made to deal with changes in numbers of shares issued during the period. Diluted EPS was computed assuming the conversion of all outstanding warrants to common stock. EPS for periods prior to May 31, 1999 presented for comparative purposes is computed using the number of shares issued by the Company to the shareholders of the predecessor company in the reverse acquisition transaction.

ADVERTISING EXPENSE

The Company recognizes advertising expenses in accordance with Statement of Position ("SOP") 93-7 "Reporting on Advertising Costs." As such, the company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Costs for routine repairs and maintenance are expensed as incurred and gains and losses on the disposal of assets are recognized in the period such disposals occur. Depreciation expense for the years ended May 31, 1999, 1998 and 1997 is $21,694, $0 and $0, respectively.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS


SOFTWARE DEVELOPMENT COSTS

Internal and external costs incurred to develop internal-use software are capitalized as incurred and such costs will be amortized over three years once the software is placed into use or made available on the Web site.

INCOME TAXES

The Company files its tax return with the Internal Revenue Service as a "C" Corporation. Deferred income taxes are recognized by applying statutory tax rates to future years' differences between the tax bases and financial reporting amounts of assets and liabilities. Due to the fact that the Company is in the development stage, no deferred tax asset/valuation allowance has been recognized as it is not determinable that the Company will realize any benefit from the loss carryforwards before they expire. The Company has net operating loss carryforwards for federal and State purposes at May 31, 1999 of $139,860 that expire at varying times through fiscal year 2013.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could vary from these estimates and assumptions.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts, the balances of which, at times, may exceed federally insured limits.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate the impact of this pronouncement will be material.

2. RELATED PARTY TRANSACTIONS

The Company's financing during its development stage has been provided by non-interest bearing loans and capital contributions to the Company by its shareholders and other third parties. Shareholders' contribution amounts recorded as additional paid in capital as of May 31, 1999 and 1998 were $736,405 and $111,663, respectively. At May 31, 1998 the Company had liabilities to its shareholders of $12,500. Additionally, the Company has loaned funds to the Chief Executive

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS



Officer from time to time on open account with interest accrued at 6% per annum. The balance of the amounts outstanding at May 31, 1999 and 1998, were $65,028 and $48,329, respectively.

3. COMMITMENTS

The Company leases its corporate offices in South Florida under three lease agreements. In March 1999, the initial lease was entered into for one year with a monthly rent of $1,500 plus applicable sales tax. In May 1999 the Company contracted for an additional 1,843 square feet of commercial space at the same location to house future operations and current Web site development. The lease term is for 37 months. Rent for the first year will be $3,302 per month plus applicable sales tax and will increase 5% in each of the succeeding two years. Additional space was leased in July 1999 for a 35-month period. Lease payments are $4,894 per month. Future minimum requirements are:

                                   FYE 5/31/00            $103,565
                                   FYE 5/31/01              99,353
                                   FYE 5/31/02              99,353
                                   FYE 5/31/03               4,894
                                                       -----------
                                                          $307,165

In February 1999 the Company entered into a contract with a computer service company to provide computer related and software related service and maintenance for a contract period of one (1) year. The Company will pay a contract fee of $16,500 plus $86 per hour for any service hours in excess of the 200 contract hours provided for in the contract.

4. LOAN/DEBT

In August 1996, the Company borrowed $7,500 from an unrelated third party in the form of a demand note. In April 1998, the Company borrowed $12,500 from another unrelated third party. In December of 1998 the Company issued Centrack International, Inc. Stock in exchange for the notes.

In May 1999 the Company borrowed $250,000 from a third party supported by an unsecured promissory note. The note carries a six-month term at a stated rate of 10% per annum.

5. OFFICERS' COMPENSATION

Prior to the reverse acquisition, the Company's day to day activities were managed by certain officer/shareholders, who contributed their time on the Company's behalf without compensation in either cash or stock. No value for these services has been determined or recorded on the accompanying financial statements. The Company currently employs these individuals and all other employees through the services of an unrelated payroll leasing company. Certain officers have received warrants to purchase common stock of the Company. The Company has accrued salary expense due to the Chief Executive Officer and the related payroll taxes through May 31, 1999 totaling $49,000.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS




6. WARRANTS AND OPTIONS

The Company has issued warrants to purchase common stock to various employees, shareholders and unrelated parties. The warrants are for a total of approximately 1.5 million shares and have various exercise prices ranging from $.095 per share to $.237 per share. The warrants expire at varying times through February 2004.

7. YEAR 2000

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. The Company will complete modifications to its internal systems to attempt to ensure Year 2000 compliance. The costs of these modifications will not be material and involve a reallocation of internal resources rather than incremental expenditures. In addition the Company utilizes third party hardware, software and services that may not be Year 2000 compliant. Although the Company believes that its software and software provided by third parties is Year 2000 compliant, the Company may be wrong. If the Company is wrong, it could face unexpected expenses to resolve any related issues. Further, any interruptions could negatively impact its business.

8. GOING CONCERN

The Company is in the development stage as defined by Generally Accepted Accounting Principles. The Company's financing has been provided by capital contributions from the shareholders and third party loans. The Company anticipates that during the fiscal year ended May 31, 2000, revenues will begin to increase as a result of full scale operations and capital will be increased by the continued sale of its common stock. If either or both of these sources fail to meet the Company's capital requirements, the Company's ability to continue as a going concern would be in doubt. The financial statements do not include any adjustments regarding the going concern and have been prepared with the assumption that the Company will continue perpetually.

9. SUBSEQUENT EVENTS

In June 1999 the Company borrowed $250,000 from a third party supported by an unsecured promissory note. The note carried a six-month term at a stated rate of 10% per annum.

In August 1999 the Company borrowed $50,000 from the same third party supported by an unsecured promissory note. The note carried a six-month term at a stated rate of 10% per annum.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS


On August 31, 1999, the Company converted the $250,000 received in May 1999, $250,000 received in June 1999 and the $50,000 received in August 1999, $550,000 in total, plus accrued interest of $12,986 to equity for 350,000 common shares to be issued upon receipt of the canceled notes.

In July 1999 the Company entered into a lease agreement for an additional 3,915 square feet of office space at its present location. The lease is for 35 months. Base rent under the new lease agreement is $4,897 per month plus applicable sales tax.